UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68690

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MBS Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3414 Bay to Bay Blvd, Suite 300
(No. and Street)

Tampa	Florida	33629
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edwin M Bulleit	813-281-2700	ebulleit@mbscapitalmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ACCELL Audit & Compliance, P.A.
(Name – if individual, state last, first, and middle name)

3001 N Rocky Point Dr. East. Suite 200	Tampa	Florida	33607
(Address)	(City)	(State)	(Zip Code)

	3289
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Edwin M Bulleit, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MBS Capital Markets. LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Ed Bulleit

Title: MANAGING Member
EDWIN Bulleit

Notary Public

YASMIN TOLZMAN
Notary Public - State of Florida
Commission # GG 360224
My Comm. Expires Aug 11, 2023

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MBS CAPITAL MARKETS, LLC

Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2021
(With Reports of Independent Registered Public Accounting Firm Thereon)

INDEX



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of MBS Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MBS Capital Markets, LLC as of December 31, 2021, the related statements of income and members' equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MBS Capital Markets, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MBS Capital Markets, LLC's management. Our responsibility is to express an opinion on MBS Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MBS Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II – Computation for Determination of Reserve Requirements; and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of MBS Capital Markets, LLC's financial statements. The supplemental information is the responsibility of MBS Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable; and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

We have served as MBS Capital Markets, LLC's auditor since 2015.

Tampa, Florida

February 28, 2022

3001 N. Rocky Point Dr. East, STE 200 • Tampa, Florida 33607 • 813.367.3527

MBS CAPITAL MARKETS, LLC

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$	8,541,074
Maretable securities, at amortized cost		555,000
Marketable securities, at fair value		164,249
Deposits with clearing agency		150,000
Other assets		28,606
Right of Use asset - Lease		219,488
Furniture and equipment, net		33,119
Total assets	$	9,691,536

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued liabilities	$	1,637,546
Lease Liability		221,046
Total liabilities		1,858,592
Members' equity		7,832,944
Total liabilities and members' equity	$	9,691,536

See accompanying report of independent registered public accounting firm and notes to financial statements.

MBS CAPITAL MARKETS, LLC

Statement of Income and Members' Equity

December 31, 2021

Revenue:

Underwriting	$	8,687,803
Placement		1,833,078
Realized gain/loss, net		45,078
Total revenue		10,565,959

Expenses:

Employee compensation and benefits	3,548,722
Professional services	301,405
Other expenses	278,597
Rent expense	149,866
Clearing expense	100,449
Computer and Internet	92,419
Interest expense	10,417
Total expenses	4,481,875
Net income	6,084,084
Members' equity at beginning of year	5,289,353
Member distributions	(3,540,493)

Members' equity at end of year	$	7,832,944

MBS CAPITAL MARKETS, LLC

Statement of Cash Flows

December 31, 2021

Cash flows from operating activities:

Net income	$	6,084,084
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		8,932
(Increase)decrease in operating assets:		
Marketable securities, at fair value		497,576
Other assets		6,029
Right of use asset (liability net)		1,558
Increase(decrease) in operating liabilities:		
Accounts payable and accrued liabilities		783,091
Net cash provided by operating activities		7,381,270

Cash flows from investing activities:

Purchase of marketable securities, held-to-maturity		(555,000)
Purchase of furniture and equipment		(23,576)
Net cash used in investing activities		(578,576)

Cash flows from financing activities:

Member distributions		(3,540,493)
Net cash used in financing activities		(3,540,493)
Net increase in cash and cash equivalents		3,262,201

Cash and cash equivalents at beginning of year		5,278,873
Cash and cash equivalents at end of year	$	8,541,074
Supplemental disclosure - cash paid for interest	$	10,417

See accompanying report of independent registered public accounting firm and notes to financial statements.

4

MBS CAPITAL MARKETS, LLC

Notes to Financial Statements

December 31, 2021

(1) Nature of Business

MBS Capital Markets, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company in Florida in 2010 and is engaged to effect security transactions primarily in land secured municipal bonds.

(2) Summary of Significant Accounting Policies

(a) Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (ASU) 2014-09, "Revenue from contracts with customers" (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount:

i.   Identification of the promised goods in the contract;
ii.   Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract.
iii. Measurement of the transaction price, including the constraint of variable consideration;
iv.   Allocation of the transaction price of the performance obligations; and
v.   Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company's main revenue stream is from placement and underwriting fees. The performance obligation associated with a typical underwriting agreement will be satisfied on the trade date, and the fees will be recognized as revenue at that time. The fees are recognized as income based on the percentage of bonds sold. There are no additional costs directly related to the contract.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Accounting Standards Codification (ASC) 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligations when the performance obligation is satisfied or as satisfied. Generally, the Company's performance obligations are transferred to a customer at a point in time typically upon delivery.

(b) **Cash and Cash Equivalents**

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c) **Income Taxes**

As a limited liability company, the Company's taxable income or loss is allocated to its members in accordance with the operating agreement. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company accounts for income taxes in accordance with ASC Topic 740, "*Income Taxes*". This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company has no uncertain tax positions as of December 31, 2021. The Company's income tax returns are generally subject to taxing authority examinations up to three years after the returns are filed.

(d) **Marketable Securities**

Marketable securities that are available-for-sale are reported at values, other than quoted prices in active markets, that are observable either directly or indirectly and unobservable values in which there is little or no market data. All transactions entered into are for the account of and risk of the Company and are recorded on a trade date basis. Marketable securities that are held-to-maturity are reported at amortized cost.

(e) **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(f) **Leases**

The Company accounts for leases in accordance with ASU 2016-02, "Leases (Topic 842)." Under this guidance, lessees (including lessees under leases classified as finance leases, which are to be classified based on criteria similar to that applicable to capital leases under current guidance, and leases classified as operating leases) will recognize a right-to-use asset and a lease liability on the balance sheet, initially measured as the present value of lease payments under the lease. As most of the leases do not provide an implicit rate, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date.

The Company has made an accounting policy election not to apply the recognition provisions of the new lease guidance to short term leases (leases with a lease term of 12 months or less that do not

include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

(3)   Concentrations of Credit Risk

The Company maintains all of its cash and cash equivalents in a commercial depository account which is insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash deposits may exceed federally insured limits.

The Company holds debt securities at year end that carry a credit risk associated with the municipalities ability to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the value of the debt securities.

(4)   Deposits with Clearing Agency

The Company entered into a fully disclosed clearing agreement with Pershing, LLC ("Pershing"). Pershing carries the proprietary accounts of the Company and the accounts of the Company's customers introduced to Pershing by the Company.

As of December 31, 2021, the Company had a cash deposit of $150,000 with Pershing, of which $100,000 was held by Pershing for potential unresolved Company claims, losses, or expenses incurred by Pershing.

(5)   Fair Value of Financial Instruments

The Company has adopted the provisions of ASC 820, *Fair Value Measurements and Disclosures* (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1:   Observable inputs such as quoted prices in active markets;

Level 2:   Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:   Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company held $164,249 of marketable securities which consisted of municipal bonds at December 31, 2021. The pricing services typically use spreads obtained from broker-dealers, trade prices and the new issue market. As the significant inputs used to price the municipal bonds are observable market inputs, municipal bonds are classified as Level 2.

7

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

Assets:	Level 1	Level 2	Level 3	Total
Marketable Securities				
Municipal Bonds	$ -	$164,249	$ -	$164,249
	$ -	$164,249	$ -	$164,249

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

(6) **Commitments and Contingencies**

The Company is a registered broker-dealer and, as such is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Pandemic Effects
The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, boarder closings, business closures and other similar measures, have had a significant impact on global economic conditions. Although certain economic conditions showed signs of improvement toward the end of fiscal 2021, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

(7) **Lease Commitments**

The Company is obligated under a non-cancelable lease agreement for its office facility in Nashville, Tennessee. The Company's office space was leased under a five-year term which expires on June 30, 2026. The monthly rent under the lease is $4,200, $4,326, $4,455, $4,589, and $4,727, increasing annually for the years 2021 through 2026, respectfully. The Company recognized on July 1, 2021 a lease liability, as well as right-of-use asset of $241,585, which represents the present value of the payments, discounted using the Company's incremental borrowing rate of 4%. Monthly rent expense is approximately $4,460, excluding common area maintenance fees. Below is a schedule of future minimum rent payments under the operating lease.

Years ending December 31,	
2022	$ 51,156
2023	52,691
2024	54,271
2025	55,899
2026	28,363
Total Future minimum lease payments	242,380
Less interest	(21,334)
Total operating lease liability	$ 221,046

The Company also has office space in Tampa Bay and Winter Park. The Tampa Bay office has a one-year lease, which began in January 2020, expired in January 2021, and is now a month to month with a monthly rent of $1,365. The Winter Park office has a month-to-month lease with a related party that has a monthly rent of $7,923.

(8)   Related Party Transactions

During the year ended December 31, 2021, the Company had $492,751 in employee salary compensation expense for managing members which is recorded in the statement of income and members' equity. The Company paid $71,500 to a profit-sharing plan, representing the partner's employee contribution allowable in 2021, in which they are the Trustee. As of December 31, 2021, the Company also accrued $94,400 related to the plan, which is included in accounts payable and accrued liabilities on the statement of financial condition.

In April 2014, a relative of one of the managing members purchased one of the office buildings that the Company leases in Winter Park. Total expense paid to this related party during the year ended December 31, 2021, was approximately $91,000 and is included within rent expense on the statement of income and members' equity.

(9)   Indemnifications

In the normal course of business, the Company indemnifies and guarantees Pershing against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(10)   Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2021, the Company had net capital of $7,748,002 which exceeded the capital requirement of $109,274 by $7,638,728. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1 at December 31, 2021.

(11) Employee Benefit Plan

Effective October 1, 2012, the Company established the Trustees of MBS Capital Markets, LLC 401(k) Retirement and Savings Plan (the Plan) with Securian Company, a division of Minnesota Life Insurance Company. Under the terms of the Plan, employees may contribute up to 100% of their compensation subject to IRS limitations. The Company matches at least 6% of Plan compensation and, at its discretion, may make additional contributions. The Company's contributions to the Plan for the year ended December 31, 2021 were 6% for all employees and 10.28% for Edwin Bulleit, Brett Sealy and Mary Danielson. Plan contributions are included in employee compensation and benefits in the statement of income and members' equity and in accounts payable and accrued liabilities on the statement of financial condition.

(12) Exemption Under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

(13) Subsequent Events

The Company has evaluated events and transactions for potential recognition and disclosure through February 28, 2022 the date which the financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of December 31, 2021

MBS CAPITAL MARKETS, LLC

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2021

Computation of net capital:		
Members' equity	$	7,832,944
Less non-allowable assets:		
Other assets		(75,139)
Net capital before haircuts	$	7,757,805
Haircuts on security positions		(9,804)
Net capital	$	7,748,001
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	1,639,104
Computation of basic net capital requirement:		
Minimum net capital required	$	109,274
Excess net capital	$	7,638,727
Ratio of aggregate indebtedness to net capital		0.21

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2021, as amended on February 28, 2022, is not presented as there are no material differences.

See accompanying report of independent registered public accounting firm and notes to financial statements.

MBS CAPITAL MARKETS, LLC

**Schedule II and III: Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

December 31, 2021

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.

See accompanying report of independent registered public accounting firm and notes to financial statements.

13



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Members of MBS Capital Markets, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of MBS Capital Markets, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Accell Audit & Compliance, PA

Tampa, Florida
February 28, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/21

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MBS CAPITAL MARKETS LLC
3414 W BAY TO BAY BLVD, STE 300
TAMPA, FLORIDA 33629-7084

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

EDWIN BULLEIT 813 784 2945

WORKING COPY

2. A. General Assessment (item 2e from page 2) $15,686

B. Less payment made with SIPC-6 filed (**exclude interest**) (5,919)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 9,767

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $9,767

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $9,767

H. Overpayment carried forward $(________________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MBS CAPITAL MARKETS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14 day of February 14, 20 22.

EDWIN BULLEIT, MANAGING MEMBER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/31/2021 and ending 12/31/21

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 10,558,096

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   100,449

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

      (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 24

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

          Enter the greater of line (i) or (ii)   24

          Total deductions   100,473

2d. SIPC Net Operating Revenues $ 10,457,623

2e. General Assessment @ .0015 $ 15,686

(to page 1, line 2.A.)

2



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of MBS Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3, in which (1) MBS Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MBS Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) MBS Capital Markets, LLC stated that MBS Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MBS Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MBS Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida

February 28, 2022



MBS CAPITAL MARKETS, LLC

Assertions Regarding Exemption Provisions

We, as members of management of MBS Capital Markets, LLC (the Company), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filings is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company here by makes the follow assertions:

Identified Exemption Provision:

As of and for the entire year ended December 31, 2021, the Company claimed reporting exemption provision 15c3-3(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2021.

MBS Capital Markets, LLC

By: _Les Bullet_

EDWIN M Bulleid
(Name)

MANAGING Membs
(Title)

_2/28/2022_
(Date)